[LETTERHEAD OF SHEARMAN & STERLING LLP]




(212) 848-5440


                                December 1, 2005


VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

                Re:   Sanford C. Bernstein Fund II, Inc.
                      Registration File Nos. 333-82336 and 811-21034 Post-Effective Amendment No. 4

Commissioners:

                  On behalf of Sanford C. Bernstein Fund II, Inc. (the "Fund") we are hereby filing Post-Effective Amendment No. 4 to its Registration Statement on Form N-1A under the Investment Company Act of 1940, and the Securities Act of 1933 (the "Amendment").

                  The Amendment consists of the Prospectus and Statement of Additional Information of the Intermediate Duration Institutional Portfolio (the "Portfolio"), a series of the Fund. The Amendment is being filed pursuant to Rule 485(a) to reflect certain investment strategy and policy changes for the Portfolio. The Portfolio's investment strategy has been changed to permit greater investing flexibility with respect to different quality securities.

                  In order to assist you in your review, we will forward a copy of the Prospectus and Statement of Additional Information, marked to show the changes which have been made to the disclosure therein.


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December 2005
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                  Please call me at (212) 848-5440 if you have any questions. It is proposed that the Amendment become effective on January 30, 2006.

                                                          Very truly yours,

                                                          /s/ Nicola Espie

                                                          Nicola Espie




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